PRIMERO REPORTS A FATAL ACCIDENT AT ITS SAN DIMAS MINE

Toronto, Ontario, July 28, 2015 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) regrets to report a fatal accident involving a Primero employee that occurred at its San Dimas mine in Mexico yesterday.

“We are deeply troubled by the loss of Juan Jesús Torres Jiménez, a young underground miner at our San Dimas mine.” said Joseph F. Conway, Chief Executive Officer. “Our thoughts and prayers go with his family and friends through this incredibly difficult time.” The accident took place while assisting with underground support rehabilitation, and was an isolated incident. The Company is working with the local authorities, which have commenced an investigation while normal operations at the mine continue.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black– Fox mine and adjoining properties in the Township of Black River Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com